                                               Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-79267

             Prospectus Supplement To Prospectus Dated May 25, 1999

                                  $400,000,000

                              Westvaco Corporation
                 $200,000,000 6.85% Notes due November 15, 2004
                 $200,000,000 7.10% Notes due November 15, 2009

                                  -----------

  Westvaco Corporation is offering two series of notes. The notes will pay interest on May 15 and November 15 of each year. Westvaco will make the first interest payment on May 15, 2000. Westvaco will issue the notes only in denominations of $1,000 and integral multiples of $1,000. Neither series of notes is redeemable prior to its maturity.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                   Per                     Per
                                6.85% Note    Total     7.10% Note    Total
                                ---------- ------------ ---------- ------------
   Initial public offering
    price......................  99.802%   $199,604,000  99.539%   $199,078,000
   Underwriting discount.......   0.600%   $  1,200,000   0.650%   $  1,300,000
   Proceeds, before expenses,
    to Westvaco................  99.202%   $198,404,000  98.889%   $197,778,000

  The initial public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from November 10, 1999 and must be paid by the purchaser if the notes are delivered after November 10, 1999.

                                  -----------

  The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on November 10, 1999.

                              Goldman, Sachs & Co.
Bear, Stearns & Co. Inc.                                     Merrill Lynch & Co.
Banc of America Securities LLC
         BNY Capital Markets, Inc.
                    Chase Securities Inc.
                              J.P. Morgan & Co.
                                                            Salomon Smith Barney
                                  -----------

                 Prospectus supplement dated November 5, 1999.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents of Westvaco listed below and any future filings made with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities. A document will be incorporated by reference on the date it is filed.

     .  Annual Report on Form 10-K for the fiscal year ended October 31,
        1998.

     . Quarterly Reports on Form 10-Q for the quarters ended January 31, 1999, April 30, 1999 and July 31, 1999.

     .  The Current Report on Form 8-K filed October 5, 1999.

     . Definitive Proxy Statement, dated December 28, 1998, and additional proxy materials, dated February 1, 1999.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Mr. John W. Hetherington, Vice President and Secretary, Westvaco Corporation, 299 Park Avenue, New York, New York 10171, telephone (212) 318-5280.

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front of those documents only.

                                ---------------

                                  THE COMPANY

    Westvaco Corporation is one of the major producers of paper and paperboard in the United States. It converts paper and paperboard into a variety of end-products, manufactures a variety of specialty chemicals, produces lumber, sells timber from its timberlands and is engaged in land development. In Brazil, it is a major producer of paperboard and corrugated packaging for the markets of that country and also operates a folding carton plant. Westvaco also has a folding carton plant in the Czech Republic. Westvaco exports products from the United States, Brazil and the Czech Republic to other countries throughout the world.

    The company's principal business segments are the manufacture of (i) bleached paper, paperboard and packaging products, (ii) unbleached paper, paperboard and packaging products, and (iii) specialty chemicals. The principal markets for Westvaco's products are in the United States. Sales to customers outside the United States made up approximately 25% of Westvaco's total sales in 1998 (1997-25%, 1996-23%). Substantially all products are sold through the company's own sales force. Westvaco maintains 30 sales offices located throughout the United States and 29 in foreign countries.

Forest Resources

    The principal raw material used in the manufacture of paper, paperboard and pulp is wood. Westvaco owns 1,465,000 acres of forest land in the United States and southern Brazil (more than 1,000 miles from the Amazon rainforests). Westvaco's Cooperative Forest Management Program, established in the 1950s, provides an additional source of wood fiber from the 1,387,000 acres owned by participating landowners and managed with assistance from Westvaco foresters.

    Westvaco's strategy, based on the location of its mills and the composition of surrounding forest land ownership, is to provide a portion of its wood fiber from company-owned land and to rely on private woodland owners and residues from independent solid wood products plants for substantial quantities of wood. During 1998, Westvaco furnished 36% (1997 and 1996-39%) of its wood requirements from company-owned land, and an additional 7% (1997-8%, 1996-7%) was purchased from landowners in the Cooperative Forest Management Program. The remainder was purchased from other private landowners and sawmills by mill wood procurement organizations. The wood procurement system includes 28 pulpwood concentration and processing yards that are strategically located to store and ship wood to the mills as needed. The Cooperative Forest Management Program, private landowners and sawmills continue to provide adequate volumes of timber to meet our external fiber needs. Westvaco supplied 97% of the wood for its Brazilian mill from company plantations.

    Westvaco forests include plantations, natural stands and fiber farms. The inventory of growing trees, the basis for volume production, has increased steadily over the last decade in spite of a steady rise in the volume of wood harvested. Most of the pine stands harvested are plantations that are regenerated by establishing new pine plantations. Most hardwood stands that are harvested are re-established by planned natural regeneration from seeds and sprouts. Westvaco's hardwood plantation and fiber farm programs are expanding and involve several domestic species. The quantity of wood harvested by Westvaco from its lands in any year is primarily controlled by long-range forest management programs based on integrated wood supply plans.

Research

    Westvaco operates major research facilities at Laurel, MD, North Charleston, SC, and Covington, VA, and a forest science laboratory at Summerville, SC. Forest research conducted there, and at satellite centers at Wickliffe, KY, Rupert, WV, and Tres Barras, State of Santa Catarina, Brazil, is focused on biotechnology, genetics, tree nutrition, regeneration, stand management, environmental protection and forest measurements. The goal is increased timber and fiber production on a sustainable basis. Westvaco's larger divisions and subsidiaries also have product development staffs which work on product-related projects directed toward specific opportunities of the individual units.

    In 1998, the company incurred $45.1 million (1997-$42.9 million, 1996-$38.3 million) of research and development costs. Substantially all of the research projects are company sponsored. Approximately 239 scientists were employed in research and development activities.

International Operations

    In Brazil, Rigesa, a wholly owned subsidiary of Westvaco, operates a paperboard mill, a corrugated box plant and a consumer packaging plant in Valinhos, State of Sao Paulo; a paperboard mill in Tres Barras, State of Santa Catarina; and corrugated box plants in Blumenau, State of Santa Catarina; Manaus, State of Amazonia; and Pacajus, State of Ceara. Rigesa is one of the few paper companies in Brazil which is integrated from the forests to the markets. This fact, combined with technology drawn from Westvaco's U.S. experience, has provided Rigesa with a history of high-quality products and strong growth. Rigesa accounted for approximately 20% of unbleached segment operating profit in 1998.

    Westvaco's Czech Republic subsidiary, Westvaco Svitavy, spol. s r.o. ("Svitavy"), operates a consumer packaging plant in that country. Svitavy supplies consumer packaging to the markets of Eastern, Central and Western Europe. The packaging is made primarily from distinctive paper and paperboard produced by Westvaco in the United States.

    Export sales from Westvaco's U.S. operations made up approximately 17% of Westvaco's 1998 sales (1997-16%, 1996-15%). Sales of our foreign operating subsidiaries, including exports, were 8% of Westvaco's total sales (1997-9%, 1996-8%).

    During the first fiscal quarter of 1999, Westvaco acquired a 45% interest in a new consumer packaging business with a plant in Guangzhou, China. The plant is owned by a subsidiary of Shorewood Packaging Corporation.

Environmental Protection

    Westvaco is subject to federal and state environmental laws and regulations in all jurisdictions in which it has operating facilities. Compliance with these requirements involves the diversion of capital from production facilities and increases operating costs. In the opinion of Westvaco's management, environmental protection requirements are not likely to adversely affect the company's competitive industry position since other domestic companies are subject to similar requirements. In 1995, the company authorized removal of elemental chlorine from all of its pulp bleaching processes. This important initiative, completed during 1997 at a cost of approximately $110 million, represents a major step by Westvaco in addressing subsequent EPA regulations for the U.S. pulp and paper industry regarding air and water quality. These regulations, known as the Cluster Rule, were published in April 1998. The company anticipates additional capital costs to comply with other parts of these new regulations over the next several years to be in the range of $100 million to $150 million, which will also increase operating costs in the range of $3 million to $7 million annually.

Employees

    At October 31, 1998, Westvaco employed approximately 13,070 persons, of whom 6,220 domestic employees are represented by various labor unions under collective bargaining agreements.

    Westvaco was incorporated in 1899 under the laws of Delaware as the West Virginia Pulp and Paper Company; its name was changed to Westvaco Corporation on March 3, 1969. The principal executive offices of Westvaco are located at 299 Park Avenue, New York, New York 10171, and its telephone number at that address is 212-688-5000. Unless otherwise indicated or the context otherwise requires, the term "Westvaco" refers to Westvaco Corporation and its consolidated subsidiaries.

                              RECENT DEVELOPMENTS

    On October 3, 1999 Westvaco entered into a definitive agreement to acquire Temple-Inland Inc.'s bleached paperboard mill in Evadale, Texas, for $575 million for the fixed assets and approximately $50 million in working capital. The cash transaction also includes a long-term contract with Temple-Inland for the supply of wood fiber to the mill. The Evadale mill's annual production capacity of 670,000 tons will increase Westvaco's total bleached paperboard production capacity to 1.6 million tons. Westvaco expects to consummate the transaction in December 1999, subject to obtaining necessary government approvals and the satisfaction of other customary conditions.

    On October 4, 1999 Westvaco announced a series of actions to improve the company's performance and a related pretax charge against fiscal fourth quarter 1999 earnings that is expected to total approximately $85 million. The charge is primarily a noncash write-down of assets. As a result of these actions, which include combining Westvaco's Bleached Board, Consumer Packaging and Kraft Divisions along with a component of Westvaco's international sales operation and the permanent shutdown of an older paper machine in Luke, Maryland, Westvaco expects to obtain approximately $35 million in pretax annual savings.

                                USE OF PROCEEDS

    Westvaco expects to use the net proceeds from the sale of both series of notes to fund part of the acquisition of Temple-Inland Inc.'s bleached paperboard mill in Evadale, TX, as described under "Recent Developments" in this prospectus supplement. To the extent the net proceeds from the sale of the notes are not applied to fund the acquisition, the net proceeds will be added to Westvaco's general corporate funds and will be available for future capital outlays, for working capital purposes and for the repayment of existing debt.

                     CAPITALIZATION OF WESTVACO CORPORATION

    The following table shows the unaudited consolidated capitalization of Westvaco at July 31, 1999 and as adjusted to reflect the sale of the notes offered hereby.

                                                              July 31, 1999
                                                          ----------------------
                                                            Actual   As Adjusted
                                                          ---------- -----------
                                                               (unaudited)
                                                              (in Thousands)
Long-term obligations
  Notes:
    6.85%, due November 15, 2004.........................        --     200,000
    7.10%, due November 15, 2009.........................        --     200,000
  Debentures:
    9.65%, due 2002......................................    100,000    100,000
    9 3/4%, due 2020.....................................    100,000    100,000
  Sinking fund debentures:...............................
    7%, due 2004-2023....................................    150,000    150,000
    7 1/2%, due 2008-2027................................    150,000    150,000
    7.65%, due 2008-2027.................................    150,000    150,000
    7.75%, due 2004-2023.................................    150,000    150,000
    8 1/8%, due 2001-2007................................     19,450     19,450
    8.30%, due 2003-2022.................................    125,000    125,000
    10 1/8%, due 2001-2019...............................     95,000     95,000
    10 1/4%, due 2001-2018...............................     80,000     80,000
    10.30%, due 2001-2019................................     95,000     95,000
Pollution control revenue bonds:
    5.85--10 1/2%, due 2000-2026.........................     76,140     76,140
Industrial revenue bonds:
    7%--7.67%, due 2001-2027.............................     94,530     94,530
Economic development bonds:
    8 3/4%, due 2001-2027................................      4,190      4,190
Notes payable and other..................................    122,346    122,346
                                                          ---------- ----------
  Total long-term obligations............................  1,511,656  1,911,656
Shareholders' equity:
  Common stock, $5 par, 300,000,000 authorized,
   103,170,667 shares issued at July 31, 1999............    765,694    765,694
  Retained income........................................  1,605,980  1,605,980
  Common stock in treasury, at cost: 2,866,256 shares at
   July 31, 1999.........................................   (71,741)   (71,741)
  Accumulated other comprehensive income (loss)..........  (117,016)  (117,016)
                                                          ---------- ----------
  Total shareholders' equity.............................  2,182,917  2,182,917
                                                          ---------- ----------
      Total Capitalization............................... $3,694,573 $4,094,573
                                                          ========== ==========

                        SUMMARY OF FINANCIAL INFORMATION

    The following is a summary of certain financial information of Westvaco and its consolidated subsidiaries. With the exception of the inclusion of the ratios of earnings to fixed charges, the following amounts were derived from Westvaco's consolidated financial statements and other financial data contained in its Annual Report on Form 10-K for the fiscal year ended October 31, 1998 and its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1999 (see "Documents Incorporated by Reference"). The information for the nine months ended July 31, 1998 and 1999 is unaudited and, in the opinion of Westvaco's management, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of the results of operations have been reflected therein.

                (In thousands, except per share data and ratios)

                                                                                        Nine Months Ended
                                          Year Ended October 31,                            July 31,
                          ----------------------------------------------------------  ----------------------
                             1994        1995        1996        1997        1998        1998        1999
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income Statement Data
Net Sales...............  $2,607,474  $3,272,447  $3,045,450  $2,982,288  $2,885,917  $2,154,126  $2,030,398
Other income............       5,686      30,297      29,065      28,743      18,747      12,198      19,135
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                           2,613,160   3,302,744   3,074,515   3,011,031   2,904,664   2,166,324   2,049,533
Cost of goods sold (ex-
 cludes depreciation)...   1,921,363   2,266,807   2,173,719   2,161,194   2,071,011   1,547,656   1,443,373
Selling, research and
 administration ex-
 pense..................     201,540     235,100     234,366     240,814     238,097     174,842     168,228
Depreciation and amorti-
 zation.................     219,282     230,306     240,411     269,151     280,981     209,950     207,948
Interest expense........     109,069     100,205      90,063      93,272     110,162      80,880      92,481
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before taxes.....     161,906     470,326     335,956     246,600     204,413     152,996     137,503
Income taxes............      58,300     186,900     123,800      83,900      72,400      54,200      50,000
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (a)..........     103,606     280,836     212,156     162,700     132,013      98,796      87,503
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Balance Sheet Data (at
 period end)
Cash & marketable secu-
 rities.................      75,003     151,823     115,368     175,354     105,050     112,710     114,117
Working capital.........     268,987     358,315     297,158     399,631     272,067     292,805     260,878
Total assets............   3,982,993   4,252,732   4,437,498   4,898,787   5,008,668   4,987,954   4,974,449
Long-term obligations...   1,234,300   1,147,020   1,153,447   1,512,621   1,526,343   1,526,850   1,511,656
Shareholders' equity....   1,862,015   2,080,551   2,209,737   2,278,568   2,246,448   2,257,357   2,182,917
Cash Flow Data
EBITDA (b)..............     490,257     800,837     666,430     609,023     595,556     443,826     437,932
Net cash provided by
 operating activities...     326,416     522,644     521,818     390,683     406,706     290,890     267,585
Net cash used in
 investing activities...    (203,840)   (279,208)   (458,182)   (592,968)   (416,029)   (336,902)   (184,582)
Net cash (used in)
 provided by financing
 activities.............     (93,933)   (169,650)    (99,722)    262,917     (56,970)    (13,725)    (57,356)
Capital expenditures....     214,751     290,053     521,598     621,172     422,984     340,770     176,977
Dividends...............      73,754      77,929      89,539      89,778      89,300      67,042      66,121
Ratio of earnings to
 fixed charges..........        2.25x       4.90x       3.73x       2.67x       2.27x       2.26x      2.17x

--------
(a) The 1995 fiscal year includes an extraordinary charge of $2.59 million for the extinguishment of higher interest rate debt.
(b) EBITDA represents income before taxes plus interest expense, depreciation and amortization. Westvaco's EBITDA is included in this prospectus supplement because it is a measure used by Westvaco's management to assess Westvaco's operating results and liquidity. EBITDA should not be considered in isolation or viewed as a substitute for cash flow from operations, net income or other measures of performance as defined by generally accepted accounting principles and presented in Westvaco's consolidated financial statements. EBITDA may not be comparable to other similarly titled measures of other companies.

    For the purpose of computing the consolidated ratio of earnings to fixed charges (1) earnings have been calculated by adding income taxes and fixed charges (excluding capitalized interest) to net income before the extraordinary charge and the cumulative effect of accounting changes, and (2) fixed charges comprise the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                              DESCRIPTION OF NOTES

    The notes due 2004 mature on November 15, 2004 and the notes due 2009 mature on November 15, 2009. The notes of each series bear interest at the rate set forth on the cover page hereof, payable semi-annually on May 15 and November 15 of each year to the registered holders thereof on the preceding May 1, or November 1, as the case may be, commencing May 15, 2000. Neither series of notes has the benefit of a sinking fund. The notes of each series are unsecured obligations of Westvaco and will rank pari passu with all other unsecured and unsubordinated indebtedness of Westvaco. Neither series of notes will be redeemable at the option of Westvaco or the holders thereof. The notes of each series will be issued in denominations of $1,000 and multiples thereof.

    The aggregate principal amount of notes due November 15, 2004 is limited to $200,000,000 and the aggregate principal amount of notes due November 15, 2009 is limited to $200,000,000. The Indenture does not limit the amount of other debt that may be issued by Westvaco except for certain secured debt as described in the prospectus under "Restrictive Covenants."

Book-Entry System

    The Depository Trust Company ("DTC"), New York, NY, will act as securities depository for each series of notes. The notes of each series will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered global note certificates will be issued for the notes of each series in the aggregate principal amount of such series, and will be deposited with, or on behalf of, DTC.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debentures on DTC's records. The ownership interest of each actual purchaser of the notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

    To facilitate subsequent transfers, all notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to Westvaco as soon as possible after the record date. The Omnibus Proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments on the notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, Westvaco or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Westvaco or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as securities depository with respect to the Debentures at any time by giving reasonable notice to Westvaco or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates are required to be printed and delivered.

    Westvaco may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, definitive certificates will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Westvaco believes to be reliable, but Westvaco takes no responsibility for the accuracy thereof.

                                  UNDERWRITING

    Westvaco and the underwriters for the offering named below have entered into an underwriting agreement and a terms agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                        Principal    Principal
                                                        Amount  of   Amount  of
          Underwriters                                 6.85% Notes  7.10% Notes
          ------------                                 ------------ ------------
     Goldman, Sachs & Co. ............................ $ 80,000,000 $ 80,000,000
     Bear, Stearns & Co. Inc. ........................   40,000,000   40,000,000
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated............................   40,000,000   40,000,000
     Banc of America Securities LLC...................    8,000,000    8,000,000
     BNY Capital Markets, Inc. .......................    8,000,000    8,000,000
     Chase Securities Inc. ...........................    8,000,000    8,000,000
     J.P. Morgan Securities Inc. .....................    8,000,000    8,000,000
     Salomon Smith Barney Inc. .......................    8,000,000    8,000,000
                                                       ------------ ------------
          Total....................................... $200,000,000 $200,000,000
                                                       ============ ============

                                ---------------

    Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering prices of up to 0.35% and 0.40% of the principal amount of the 6.85% notes and the 7.10% notes, respectively. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering prices of up to 0.25% of the principal amount for both the 6.85% and 7.10% notes. If all the notes are not sold at the initial offering prices, the underwriters may change the offering prices and the other selling terms.

    The notes are a new issue of securities with no established trading market. Westvaco has been advised by the underwriters that the underwriters intend to make a market in each series of notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for either series of notes.

    In connection with the offerings, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters also may impose penalty bids. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Westvaco estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $345,000.

    Westvaco has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    In the ordinary course of business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and/or financial advisory transactions with Westvaco and its affiliates.

                                 LEGAL OPINIONS

    The legality of the notes offered hereby will be passed upon for Westvaco by Wendell L. Willkie, II, Esq., Senior Vice President and General Counsel of Westvaco and for the Underwriters by Cahill Gordon & Reindel, (a partnership including a professional corporation) New York, New York. Mr. Willkie is the beneficial owner of shares of Westvaco's common stock held in trust under Westvaco's Savings and Investment Plan. He is also the recipient of stock options granted by Westvaco.

                              Westvaco Corporation

                                Debt Securities

                               ----------------

  By this prospectus, we may offer up to $600,000,000 of debt securities. Market conditions at the time these securities are sold will determine the prices and terms of these securities.

  Each issue of securities under this prospectus may have a different aggregate principal amount, maturity date, public offering price, interest rate or rates, timing of interest payments, provisions for redemption, sinking fund requirements, and other variable terms. The specific terms of each offering of debt securities under this prospectus will be included in an accompanying prospectus supplement.

  This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

                               ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

  We may sell securities under this prospectus to or through underwriters. We may also sell these securities directly to other purchasers or through agents.

                               ----------------

                  The date of this prospectus is May 25, 1999.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents of Westvaco listed below and any future filings made with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities. A document will be incorporated by reference on the date it is filed.

  .  Annual Report on Form 10-K for the fiscal year ended October 31, 1998.

  .  Quarterly Report on Form 10-Q for the fiscal quarter ended January 31,
     1999.

  . Definitive proxy statement, dated December 28, 1998, and additional proxy materials, dated February 1, 1999.

  You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Mr. John W. Hetherington, Vice President and Secretary, Westvaco Corporation, 299 Park Avenue, New York, New York 10171, telephone (212) 318-5280.

  You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any other person to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front of those documents only.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

  This prospectus is a part of a registration statement on Form S-3 and the related amendments and exhibits filed with the Securities and Exchange Commission. This prospectus does not contain all of the information in the registration statement. Please refer to the registration statement and its exhibits for further information regarding Westvaco and the offered securities.

                                  THE COMPANY

  Westvaco Corporation is one of the major producers of paper and paperboard in the United States. It converts paper and paperboard into a variety of end-products, manufactures a variety of specialty chemicals, produces lumber, sells timber from its timberlands and is engaged in land development. In Brazil, it is a major producer of paperboard and corrugated packaging for the markets of that country and also operates a folding carton plant. Westvaco also has a folding carton plant in the Czech Republic. Westvaco exports products from the United States, Brazil and the Czech Republic to other countries throughout the world.

  Westvaco was incorporated in 1899 under the laws of Delaware as the West Virginia Pulp and Paper Company; its name was changed to Westvaco Corporation on March 3, 1969. The principal executive offices of Westvaco are located at 299 Park Avenue, New York, New York 10171, and its telephone number at that address is 212-688-5000. Unless otherwise indicated or the context otherwise requires, the term "Westvaco" refers to Westvaco Corporation and its consolidated subsidiaries.

                        SUMMARY OF FINANCIAL INFORMATION

  The following is a summary of certain financial information of Westvaco and its consolidated subsidiaries. With the exception of the inclusion of the ratios of earnings to fixed charges, the following amounts were derived from Westvaco's consolidated financial statements and other financial data contained in its Annual Report on Form 10-K for the fiscal year ended October 31, 1998 and its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1999 (see "Documents Incorporated by Reference").

                (In thousands, except per share data and ratios)

                                                                                    Three Months
                                                                                  Ended January 31
                                          Year Ended October 31,                     (Unaudited)
                          ------------------------------------------------------- -----------------
                             1994       1995        1996       1997       1998      1998     1999
                          ---------- ----------  ---------- ---------- ---------- -------- --------
Sales...................  $2,607,474 $3,272,447  $3,045,450 $2,982,288 $2,885,917 $702,113 $650,715
Net income..............  $  103,606 $  280,836  $  212,156 $  162,700 $  132,013 $ 32,516 $ 25,222
Net income per share of
 common stock--Basic....  $     1.03 $     2.78* $     2.09 $     1.60 $     1.30 $   0.32 $   0.25
Net Income per share of
 common stock--Diluted..  $     1.03 $     2.76* $     2.07 $     1.58 $     1.30 $   0.32 $   0.25
Ratio of earnings to
 fixed charges..........        2.25       4.90        3.73       2.67       2.27     2.31     1.98

--------
* The 1995 fiscal year includes an extraordinary charge of $.02 per share for the extinguishment of higher interest rate debt.

  For the purpose of computing the consolidated ratio of earnings to fixed charges (1) earnings have been calculated by adding income taxes and fixed charges (excluding capitalized interest) to net income before the extraordinary charge and the cumulative effect of accounting changes, and (2) fixed charges comprise the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                                USE OF PROCEEDS

  Except as otherwise set forth in the accompanying prospectus supplement relating to an offering of the Securities, the net proceeds from the sale of the Securities being offered will be added to Westvaco's general corporate funds and will be available for future capital outlays, for working capital purposes and for the repayment of existing debt.

                           DESCRIPTION OF SECURITIES

  The Securities are to be issued under an Indenture, dated as of March 1, 1983 (the "Indenture"), between Westvaco and The Bank of New York (formerly known as Irving Trust Company), as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the registration statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, it is intended that such Sections or defined terms shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the Securities to which any prospectus supplement may relate. The particular terms of the Securities offered by any prospectus supplement (the "Offered Securities") and the extent, if any, to which such general provisions may apply to the Securities so offered, will be described in the prospectus supplement relating to such Offered Securities.

General

  The Indenture does not limit the aggregate principal amount of Securities which may be issued thereunder and provides that Securities may be issued from time to time in one or more series. The Securities will be unsecured obligations of Westvaco.

  Reference is made to the prospectus supplement relating to the particular series of Securities offered thereby for the following terms of the Offered
Securities:

  .  the title of the Offered Securities;

  .  any limit on the aggregate principal amount of the Offered Securities;

  . the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Securities will be issued;

  .  the date or dates on which the Offered Securities will mature;

  . the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest, if any;

  . the date from which such interest, if any, on the Offered Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any;

  . the ranking of the Offered Securities relative to any and all other securities of Westvaco theretofore issued;

  . the dates, if any, on which and the price or prices at which the Offered Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed by Westvaco, and the other detailed terms and provisions of such sinking and/or purchase funds;

  . the date, if any, after which and the price or prices at which the Offered Securities may, pursuant to any optional redemption provisions, be redeemed at the option of Westvaco or of the Holder thereof and the other detailed terms and provisions of such optional redemption; and

  . any other terms of the series (which will not be inconsistent with the provisions of the indenture).

  Unless otherwise indicated in the related prospectus supplement, principal of and premium, if any, and interest, if any, on the Securities will be payable, and the transfer of the Securities will be registrable, at the office of the Trustee in the Borough of Manhattan, The City of New York, except that, at the option of Westvaco, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. (Sections 301, 305, 1002)

  Unless otherwise indicated in the related prospectus supplement, the Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Securities, but Westvaco may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302, 305)

  Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

  The Indenture does not contain any covenants or other provisions which would afford Holders of Securities protection in the event of a highly leveraged transaction involving Westvaco.

Restrictive Covenants

  Limitations on Liens. The Indenture provides that so long as any of the Securities are outstanding Westvaco will not, and will not permit any Domestic Subsidiary (as defined) to, issue, assume or guarantee any debt for money borrowed (herein referred to as "Debt") if such Debt is secured by any mortgage, security interest, pledge or other lien (herein referred to as a "mortgage") upon any Principal Property (as defined) of Westvaco or any Domestic Subsidiary or any shares of stock or indebtedness of any Domestic Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively securing the Securities equally and ratably with such Debt. The foregoing restriction does not apply to:

    (1) mortgages on any property acquired, constructed or improved after the date of the Indenture which are created or assumed within 120 days after such acquisition, construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within such 120 day period) to secure or provide for the payment of the purchase price or cost thereof incurred after the date of the Indenture, or existing mortgages on property acquired, provided such mortgages shall not apply to any property theretofore owned by Westvaco or a Domestic Subsidiary other than theretofore unimproved real property;

    (2) mortgages existing on any property acquired from a corporation merged with or into Westvaco or a Domestic Subsidiary;

    (3) mortgages on property of any corporation existing at the time it becomes a Domestic Subsidiary;

    (4) mortgages securing Debt owed by a Domestic Subsidiary to Westvaco or to another Domestic Subsidiary;

    (5) mortgages in favor of governmental bodies to secure advance or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages;

    (6) mortgages on timberlands in connection with an arrangement under which Westvaco or a Domestic Subsidiary is obligated to cut or pay for timber in order to provide the secured party with a specified amount of money, however determined; or

    (7) mortgages for extending, renewing or replacing Debt secured by any mortgage referred to in the foregoing clauses (1) to (6) inclusive or in this clause or any mortgages existing on the date of the Indenture. Such restriction does not apply to the issuance, assumption or guarantee by Westvaco or any Domestic Subsidiary of Debt secured by a mortgage which would otherwise be subject to the foregoing restriction up to an aggregate amount which, together with all other secured Debt (not including secured Debt permitted under the foregoing exceptions) and the Value (as defined) of Sale and Lease-back Transactions existing at such time (other than Sale and Lease-back Transactions the proceeds of which have been applied to the retirement of Securities or of certain long-term indebtedness or to the purchase of other Principal Property, and other than Sale and Lease-back Transactions in which the property involved would have been permitted to be mortgaged under clause (1) above), does not exceed 5% of Consolidated Net Tangible Assets (as defined). (Section 1005)

  Limitation on Sale and Lease-back Transactions. Sale and Lease-back Transactions by Westvaco or any Domestic Subsidiary of any Principal Property are prohibited (except for temporary leases for a term, including renewals, of not more than three years and except for leases between Westvaco and a Domestic Subsidiary or between Domestic Subsidiaries) unless:

  . Westvaco or such Domestic Subsidiary would be entitled to incur Debt secured by a mortgage on the property to be leased without securing the Securities pursuant to clause (1) under "Limitations on Liens" or

  . the value thereof would be an amount permitted under the last sentence under "Limitations on Liens" or

  .  Westvaco applied an amount equal to the fair value of such property

      (a) to the retirement of Securities (other than pursuant to any sinking fund obligations applicable to such Securities),

      (b) to the retirement of certain long-term indebtedness of Westvaco or a Domestic Subsidiary or

      (c) to the purchase of Principal Property (other than that involved in such Sale and Lease-back Transaction). (Section 1006)

Events of Default

  The following are Events of Default under the Indenture with respect to Securities of any series:

  . failure to pay principal of or any premium on any Security of that series when due;

  . failure to pay any interest on any Security of that series when due, continued for 30 days;

  . failure to deposit any sinking fund payment, when due, in respect of any Security of that series;

  . failure to perform any other covenant of Westvaco in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities other than that series), continued for 60 days after written notice as provided in the Indenture;

  .  certain events in bankruptcy, insolvency or reorganization and

  . any other Event of Default provided with respect to Securities of that series. (Section 501)

  If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series. (Section 512)

  No Holder of any Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Securities of that series and also unless the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, the Holder of any Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest on such Security on or after the due dates expressed in such Security and to institute suit for the enforcement of any such payment. (Section 508)

  Westvaco is required to furnish to the Trustee annually a statement as to performance by Westvaco of certain of its obligations under the Indenture and as to any default in such performance. (Section 1007)

Modification and Waiver

  Modifications and amendments of the Indenture may be made by Westvaco and the Trustee with the consent of the Holders of 66 2/3% in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment. However, no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby:

  . change the stated maturity date of the principal of, or any installment of principal or interest on, any Security;

  . reduce the principal amount of, or any premium or interest on, any Security;

  . reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof;

  . change the place or currency of payment of principal of, or any premium or interest on, any Security;

  . impair the right to institute suit for the enforcement of any payment on or with respect to any Security; or

  . reduce the percentage in principal amount of Outstanding Securities of any series the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section
     902)

  The Holders of 66 2/3% in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Securities of that series, waive, insofar as that series is concerned, compliance by Westvaco with certain restrictive provisions of the Indenture. (Section 1008) The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Securities of that series, waive any past default under the Indenture with respect to Securities of that series, except a default in the payment of principal or any premium or interest or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series affected. (Section 513)

Consolidation, Merger and Sale of Assets

  Westvaco may consolidate or merge with or into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes Westvaco's obligations on the Securities and under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

Concerning the Trustee

  Westvaco maintains banking relationships with the Trustee in the ordinary course of its business. Borrowings totalling $500,000,000 are available to Westvaco under its Credit Agreement with a group of banks that includes the Trustee. There are no borrowings currently outstanding under this Credit Agreement. The Trustee is also the trustee under the indentures pursuant to which Westvaco's publicly held senior debt securities were issued. The Trustee is also the trustee and a money manager under Westvaco's employee retirement plans.

                              PLAN OF DISTRIBUTION

  Westvaco may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the Securities offered thereby.

  In connection with the sale of the Securities, underwriters may receive compensation from Westvaco or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under such Act. Any such underwriter will be identified and any such compensation will be described in the prospectus supplement.

  If so indicated in the prospectus supplement, Westvaco will authorize the underwriters to solicit offers by certain institutions to purchase Securities from Westvaco at the public offering price set forth in the prospectus supplement pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the prospectus supplement. Each such contract will be for an amount not less than, and unless Westvaco otherwise agrees, the aggregate principal amount of Securities sold pursuant to such contracts shall not be more than, the respective amounts stated in the prospectus supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of Westvaco. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

  The Underwriting Agreement entered into with respect to any Securities sold through underwriters provides that the obligations of the underwriter or underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the Securities covered by the applicable prospectus supplement if any are purchased.

  Westvaco has agreed to indemnify the several underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

  In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such stabilizing if commenced, may be discontinued at any time.

                                 LEGAL OPINIONS

  The legality of the Securities offered hereby will be passed upon for Westvaco by Wendell L. Willkie, II, Esq., Senior Vice President and General Counsel of Westvaco and for the Underwriters by Brown & Wood LLP, New York, New York. Mr. Willkie is the beneficial owner of shares of Westvaco's common stock held in trust under Westvaco's Savings and Investment Plan. He is also the recipient of stock options granted by Westvaco.

                                    EXPERTS

  The consolidated financial statements incorporated in this prospectus by reference to Westvaco's Annual Report on Form 10-K for the fiscal year ended October 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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 No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 -------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Documents Incorporated by Reference........................................  S-2
The Company................................................................  S-3
Recent Developments........................................................  S-5
Use of Proceeds............................................................  S-5
Capitalization of Westvaco Corporation.....................................  S-6
Summary of Financial Information...........................................  S-7
Description of Notes.......................................................  S-8
Underwriting............................................................... S-10
Legal Opinions............................................................. S-11
                                  Prospectus

Documents Incorporated by Reference........................................    2
Where You Can Find More Information........................................    2
The Company................................................................    3
Summary of Financial Information...........................................    3
Use of Proceeds............................................................    3
Description of Securities..................................................    4
Plan of Distribution.......................................................    8
Legal Opinions.............................................................    9
Experts....................................................................    9

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                                 $400,000,000

                             Westvaco Corporation

                           $200,000,000 6.85% Notes
                             due November 15, 2004

                           $200,000,000 7.10% Notes
                             due November 15, 2009

                                 -------------

                             PROSPECTUS SUPPLEMENT

                                 -------------

                             Goldman, Sachs & Co.

                           Bear, Stearns & Co. Inc.

                              Merrill Lynch & Co.

                        Banc of America Securities LLC

                           BNY Capital Markets, Inc.

                             Chase Securities Inc.

                               J.P. Morgan & Co.

                             Salomon Smith Barney


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